SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a company focused on the acquisition, exploration and development of silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. Our strategy is to acquire, hold and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. In October 2006, we announced the production decision on our Pirquitas property in Argentina. Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 is prepared as of March 1, 2007 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

FINANCIAL HIGHLIGHTS FOR 2006

•	In April we closed the sale of our 50% interest in the Manantial Espejo property in Argentina for a gain of $35.4 million.

•	In May we closed a public offering of 7.2 million common shares for net proceeds of $171.1 million.

•	We completed a feasibility study update on our Pirquitas property in Argentina and in October we announced the production decision for this property.

•	We completed the acquisition of the Berenguela property in Peru and the Veta Colorada property in Mexico.

•	We had record earnings of $16.4 million or $0.28 per share and ended the year with a record $250.2 million in working capital, including $229.6 million of cash with no debt.

•
We had record cash exploration investment of $39.4 million on our various mineral properties with significant results reported at our San Luis joint venture property in   Peru, our Pitarrilla property in Mexico and our Snowfield property in Canada.

PIRQUITAS PRODUCTION DECISION

In October 2006, we made a production decision on our Pirquitas property. This property is located in the province of Jujuy in northwest Argentina and is expected to produce in excess of nine million ounces of silver per year over a nine- year mine life. The mine is also estimated to produce in excess of 2,500 tonnes of tin and 6,600 tonnes of zinc annually. The mine is estimated to require 21-24 months to construct at an estimated cost of US$146 million, plus value added tax that is recoverable. In the fourth quarter of 2006, engineering commenced and equipment purchases were made including the purchase of the ball mill.

FINANCIAL REVIEW

We had net earnings for the year ended December 31, 2006 of $16,382,000, or $0.28 per share, compared to a net loss of $5,870,000 or $0.11 per share in 2005.

The net earnings in 2006 included a $35,390,000 gain on disposal of our joint venture interest in the Manantial Espejo property. Offsetting some of the impact of this gain were higher expenses and higher non-cash stock-based compensation expenses.

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

	Year ended December 31
Exploration and mineral property costs	2006 $	2005 $
Property examination and exploration	267,000	434,000
Mineral property costs written-off	101,000	372,000
Reclamation and accretion	2,131,000	507,000
	2,499,000	1,313,000

We incurred $267,000 in property examination and exploration expenditures in 2006 compared to $434,000 in 2005. As our focus turned to the advancement and development of our existing properties, less emphasis was placed on grass roots exploration during 2006. In 2006, $136,000 of the amount spent on exploration was in Peru and $90,000 in Mexico. In 2006, we wrote-off $101,000 in mineral property costs compared to write-offs of $372,000 in 2005. One property in Mexico and one property in Argentina were written off in 2006.

Reclamation and accretion expense in 2006 amounted to $2,131,000 compared to $507,000 in 2005. The various components of the expense were: $243,000 of accretion in 2006 compared to $44,000 of accretion in 2005, $77,000 of cash site restoration and clean-up costs in 2006 compared to $63,000 of cash site restoration and clean-up costs in 2005 and $1,811,000 of changes in estimates of the amount or timing of underlying future cash flows in 2006 compared to $400,000 of changes in estimates of the amount or timing of underlying future cash flows in 2005. The increase in expense in 2006 relates to a revised provision at the Silver Standard Mine property in northern British Columbia. During the second quarter of 2006, we submitted to the regulatory authorities a report from our environmental consultants outlining conceptual plans for reclamation of this site. From this report we had sufficient information to re-estimate and record the value of the liability associated with this property.

	Year ended December 31
Expenses	2006 $	2005 $
Salaries and employee benefits	2,160,000	1,031,000
Salaries and employee benefits - stock-based compensation	9,954,000	3,468,000
Depreciation	142,000	74,000
Internal control over financial reporting	363,000	226,000
Professional fees	614,000	176,000
General and administration - other	3,762,000	2,172,000
General and administration - stock-based compensation	2,981,000	567,000
Foreign exchange loss	75,000	18,000
	20,051,000	7,732,000

Salaries and employee benefits for 2006 were $2,160,000 compared to $1,031,000 in 2005. The $1,129,000 increase in salaries and benefits over 2005 is the result of a number of factors including the impact of salary adjustments that were effective at the beginning of 2006 and higher bonus payments. In May 2006, we made a non-recurring $500,000 bonus payment to certain employees following the successful closing of our public offering where net proceeds of $171 million were raised. In December 2006, the bonus payments were $286,000 higher than the payments made in 2005.

Depreciation expense during 2006 was $142,000 compared to $74,000 recorded in 2005. The increase is mainly due to the depreciation and amortization of equipment and leasehold improvements in our Vancouver corporate office.

We incurred $363,000 in internal control over financial reporting costs during 2006 compared to $226,000 in 2005. We established this cost category in 2005 to record both internal and external costs associated with compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $137,000 compared to $89,000 in 2005 for allocations of our staff time and expenses and $226,000 for services of external consultants and auditors compared to $137,000 in 2005.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2006 were $614,000 compared to $176,000 in 2005. The $438,000 increase in expenses in 2006 over the prior year relates to higher accounting, tax and legal fees. These higher costs are expected to continue as we grow and develop our properties into producing mines.

General and administrative expenses for 2006 were $3,762,000 compared to $2,172,000 in 2005. The large $1,590,000 increase over 2005 relates to several areas, a number of which are non-recurring. During the year we commenced discussions with lenders relating to project financing of the Pirquitas property. We have maintained in the discussions that we wanted a nominal amount of silver hedging in order to maximize our exposure to the price of silver. Late in 2006, we terminated our project financing discussions with one lender and wrote off $498,000 in lender fees and due diligence costs. We are continuing financing discussions with various lenders but these discussions will not affect our construction timetable for the Pirquitas property as we have sufficient liquidity already in place. In 2006, we made $351,000 in donations compared to $23,000 in 2005. In 2006, we made donations totaling $230,000 to the University of New Brunswick and the University of British Columbia to further mineral exploration and mining education. As a company with a long history in the advancement of mineral projects, we understand the need for exploration and engineering excellence in the mining industry. These donations will help ensure our prominence in the minds of the best and brightest. Consulting fees in 2006 have increased in the areas of public relations and in the hiring costs of new technical staff as we move towards production. During 2006, we used a placement agency for the search of a Senior Vice President, Operations and a Manager of Environmental and Community Relations. We continue our search for a Senior Vice President, Operations and expect to announce a hiring by the second quarter of 2007. Other areas where we experienced higher general and administrative costs were in the areas of insurance, listing and filing fees, travel, director expenses and an event in recognition of our 60th anniversary celebration. Expenditures in these areas, other than the 60th anniversary, are expected to continue to increase as we grow.

Stock-based compensation expense for 2006 was $12,935,000 compared to $4,035,000 in 2005. Due to the intense competition for skilled employees currently existing in the mining business and, in order to ensure we remain competitive within our peer group, in 2006 we employed a compensation consultant to assist us in our remuneration policies. Their report resulted in a greater number of options being granted in 2006 compared to 2005. Of the current year’s expense, $2,981,000, compared to $567,000 in 2005, related to general and administration for directors and consultants and $9,954,000, compared to $3,468,000 in 2005, related to employee salaries and benefits. We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model. An additional $751,000 in stock-based compensation was assigned to mineral property costs in 2006 compared to $159,000 in 2005.

	Year ended December 31
Other income (expenses)	2006 $	2005 $
Investment income	5,984,000	881,000
Gain (loss) on sale of marketable securities	(2,667,000)	2,289,000
Write-up (down) of marketable securities	52,000	(15,000)
Gain on sale of mineral properties	173,000	20,000
Gain on sale of joint venture interest	35,390,000	-
	38,932,000	3,175,000

Investment income was $5,984,000 for 2006 compared to $881,000 in 2005. The large increase in investment income results from interest earned on the larger cash balances from the closing of the $171,067,000 public offering in May and the sale of marketable securities in the last quarter of 2006.

In April 2006, we closed the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp. We received 1,950,000 common shares of Pan American valued at $55,056,000 recording a gain on sale of $35,390,000. During the last quarter of 2006, we sold all our Pan American shares for proceeds of $51,955,000. A $3,101,000 loss on sale of marketable securities was recorded with the result that the net gain relating to our joint venture interest sale was $32,289,000. Gains of $434,000 were recorded on the sale of other marketable securities and this compares to gains of $2,289,000 recorded in 2005.

In 2006, we sold a number of mineral properties for a gain of $173,000 compared to gains of $20,000 in 2005.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31
	2006 $	2005 $	2004 $
Total revenues	nil	nil	nil
Earnings (loss) for year	16,382,000	(5,870,000)	(1,518,000)
Basic and diluted earnings (loss) per share	0.28	(0.11)	(0.03)
Total assets	471,013,000	219,288,000	217,457,000
Long term debt	nil	nil	nil
Working capital	250,234,000	40,344,000	61,582,000
Cash dividends declared	nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:

Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $	Earnings (Loss) Per Share $
December 31, 2006	nil	(1) (1,701,000)	(0.02)
September 30, 2006	nil	(2) 2,695,000	0.04
June 30, 2006	nil	(3) 16,469,000	0.28
March 31, 2006	nil	(1,081,000)	(0.02)
December 31, 2005	nil	(4) (3,908,000)	(0.07)
September 30, 2005	nil	(5) 21,000	0.00
June 30, 2005	nil	(1,040,000)	(0.02)
March 31, 2005	nil	(943,000)	(0.02)

Explanatory notes:
(1)	Includes $12,935,000 in non-cash expenses relating to values assigned to stock options and $9,722,000 in gains on sale and write-ups of marketable investments.
(2)	Includes a $3,090,000 write-up of investments and $2,138,000 of interest income.
(3)	Includes a $35,390,000 gain on sale of joint venture interest and a $15,860,000 write-down of investments.
(4)	Includes $2,986,000 in non-cash expenses relating to values assigned to stock options.
(5)	Includes $1,323,000 in gains on sale of marketable securities.

FINANCIAL POSITION AND LIQUIDITY

Operating Activities

Cash flow from operations was a usage of $3,827,000 in 2006, compared to a usage of $2,951,000 in 2005. This increase is due to increases in salaries, professional fees, general and administrative costs and charges to non-cash working capital items offset partially by higher investment income.

Financing Activities

During 2006, a net total of $203,267,000 was raised by issuing new equity compared to $1,795,000 in 2005. The following table shows how the funds were raised:

	Year ended December 31
	2006 $	2005 $
Public offering	182,663,000	-
Exercise of stock options	6,548,000	1,610,000
Exercise of warrants	25,652,000	185,000
Share issue costs	(11,596,000)	-
	203,267,000	1,795,000

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000. The price received was $25.37 (US$23.00) per share. After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000. There were no public or private share offerings in 2005.

A total of 668,750 shares were issued on the exercise of stock options for total proceeds received of $6,548,000 in 2006 compared to 259,269 shares issued on the exercise of stock options for total proceeds received of $1,610,000 in 2005. The weighted average price received on the exercise of options was $9.79 per share in 2006 compared to $6.21 in 2005. A further 1,386,625 shares were issued in 2006 for proceeds of $25,652,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share, compared to 10,000 shares issued in 2005 for proceeds of $185,000 on the exercise of share purchase warrants, with a weighted average price received of $18.50 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2006 compared to 2005 is as follows:
	Year ended December 31
	2006 $	2005 $
Berenguela	2,079,000	2,947,000
Bowdens	579,000	308,000
Candelaria	401,000	375,000
Challacollo	407,000	695,000
Diablillos	407,000	534,000
Manantial Espejo	182,000	3,691,000
Maverick Springs	404,000	341,000
Pirquitas	5,046,000	4,271,000
Pitarrilla	21,083,000	5,789,000
San Luis	1,402,000	135,000
Shafter	499,000	365,000
Snowfield	1,911,000	-
Veta Colorada	4,103,000	569,000
Other	876,000	913,000
	39,379,000	20,933,000

We spent a record $39,379,000 on our various mineral properties compared to our previous year record of $20,933,000. The preceding table shows the allocation of cash expenditures by our main properties. In 2006, by far the most active property was the Pitarrilla property in Mexico. A total of $21,083,000 or a little over half of our total mineral property expenditures was spent on this property and of this amount, $9,473,000 was on exploration with the remainder on land acquisitions. This compares to $5,789,000 spent in 2005. We continued our exploration of this property in 2006 with the completion of over 40,000 meters of diamond drilling in 118 holes. We also continued our acquisition of land underlying to our mineral rights. The second most active property was at our Pirquitas property, where $5,046,000 was spent in 2006 compared to $4,271,000 in 2005. We completed the update of the feasibility study in the first quarter of 2006 and work continued advancing the property leading to the production decision in October 2006. Also in 2006, we completed our acquisition of both the Berenguela property in Peru and the Veta Colorada property in Mexico. A further $1,911,000 was spent at our Snowfield property in British Columbia and $1,402,000 was spent at the San Luis property. We funded the initial US$500,000 of exploration expenditures on the San Luis property, thereby earning a 55% interest. Our agreement with Esperanza Silver Corporation calls for the next US$1,500,000 of exploration expenditures in our respective interests. To the end of 2006, US$1,355,000 of this amount had been spent. Once we reach the US$1,500,000, we may elect to increase our interest to 70% by paying all cost required to complete a feasibility study and this interest can be increased to 80% by paying all costs required to place the property into commercial production. We expect to make our election to earn 70% interest in the first half of 2007. We also have a significant equity interest in Esperanza.

Construction in Progress

We spent $1,826,000 during the year relating to the construction of the Pirquitas property. The main expenditures include engineering and the purchase of pipe for the gas pipeline that will be used to produce the power at the mine site.

Property, Plant and Equipment

We spent $1,782,000 on property, plant and equipment in 2006 and this compares to $1,202,000 spent in 2005. Of the amount spent in 2006, $1,298,000 relates to the ball mill and mobile equipment for the Pirquitas property and the balance relates to furniture, equipment and leasehold improvements relating to an expansion of our corporate head office in Vancouver.

Proceeds on Sale of Marketable Securities

We received $52,410,000 in proceeds on the sale of marketable securities in 2006 compared with $3,077,000 in 2005. Of the amount received in 2006, $51,955,000 related to the sale of Pan American Silver Corp. shares and $455,000 related to sales of various other marketable securities.

Liquidity

With our cash position and market value of our silver bullion and marketable securities, we have slightly under $295 million of liquidity at December 31, 2006 and no debt. This strong position will provide us with sufficient funds to meet all our corporate, development, administrative and mineral property obligations for 2007. We will continue to have discussions with project lenders for a portion of the construction costs of the Pirquitas mine but funds are in place now to complete this construction over the next two years.

Cash

At December 31, 2006, we had a cash balance of $229,616,000 and no debt. This compares to a cash balance of $23,030,000 at December 31, 2005, also with no debt.

Silver Bullion

We hold 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value. The market value of our silver bullion was $29,373,000 for an unrealized gain of $13,586,000 at December 31, 2006 compared to a market value of $20,093,000 for an unrealized gain of $4,306,000 at December 31, 2005. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for our cash reserves and to provide maximum exposure to silver. Our silver bullion is a highly liquid asset.

Marketable Securities

Our marketable securities at December 31, 2006 have a carried cost of $5,817,000 and a market value of $35,617,000 for an unrealized gain of $29,800,000 compared to a carried cost of $4,985,000 and a market value of $15,087,000 for an unrealized gain of $10,102,000 at December 31, 2005. These investments were made in various mineral exploration companies and are considered to be liquid.

Long-term Contractual Obligations

The following table discloses our contractual obligations for office rent of our Vancouver office:

		Payments due by Period
	Total $	Less Than 1 Year $	1-3 Years $	4-5 Years $	After 5 Years $
Lease obligations	341,000	274,000	67,000	-	-

ADDITIONAL DISCLOSURES

Controls and Procedures

Disclosure Control and Procedures

Our management, with the participation of the President and Vice President, Finance, have evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the CSA and the SEC) as at December 31, 2006, and have concluded that such disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2006, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

(4)
PricewaterhouseCoopers LLP, who has audited our consolidated financial statements for the year ended December 31, 2006, has also issued a report on our financial statements and internal controls under the standards of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Related Party Transactions

During the year ended December 31, 2006, we recorded expense reimbursements of $363,000, compared to $277,000 in 2005, from companies related by common directors or officers. At December 31, 2006, accounts receivable include $49,000, compared to $77,000 in 2005 from these related parties. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value. These future cash flows are developed into models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the models are developed. These models are updated from time to time, and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties.

In 2006, two properties were written-off and a $101,000 expense was recorded. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Stock-based compensation

We provide compensation benefits to its employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the company’s stock. The company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Changes in Accounting Policies

Recent Canadian accounting pronouncements

Financial Instruments

Effective January 1, 2007, we have adopted CICA Handbook Section 3855 Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As we have not previously undertaken hedging activities, adoption of Section 3865 will have no impact on us. Prior to January 1, 2007, the principal accounting policies affecting our financial instruments related to marketable securities that were valued at the lower of original cost and quoted market value.

The adoption of the Financial Instrument Standards will result in our classifying marketable securities and cash equivalents as available for sale investments and all derivative and other financial instruments as held for trading assets or liabilities measured at fair value. We have no derivative financial instruments or other financial instruments held for trading at December 31, 2006. Transitional adjustments in respect of these available for sale assets will be recorded to the opening investment balances and accumulated other comprehensive income on January 1, 2007.

As a consequence of adopting the Financial Instrument Standards on January 1, 2007, accumulated other comprehensive income will increase by approximately $29,800,000 with a corresponding increase of approximately $29,800,000 in investments. As a result of the adoption of this standard, the carrying value of this investment is increased by $29,800,000, with a corresponding increase, net of tax, to accumulated comprehensive income. This represents the net gain on measuring the fair value of available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Upon adoption of the financial instrument standards, all regular-way purchases of financial assets are accounted for at the settlement date. Transaction costs on financial assets and liabilities classified other than as held for trading will be treated as part of the investment cost.

Gains or losses associated with items designated as held for trading are recorded in the income statement, separate from any interest or dividends earned on these investments. Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within our other comprehensive income until such time the investment is disposed of or incurs a decline in fair value that is on an other-than-temporary basis, at which time any gains or losses will then be realized and reclassified to the income statement. We have elected to designate cash equivalents (consisting of mainly commercial paper and banker’s acceptances) and marketable securities (all of which are investments in common shares), as available for sale.

Financial Instruments and Other Instruments

Our financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. We value our marketable securities and silver bullion at the lower of cost and market. There were unrealized gains of $29,800,000 relating to marketable securities and $13,586,000 relating to silver bullion at December 31, 2006 compared to unrealized gains of $10,102,000 relating to marketable securities and $4,306,000 relating to silver bullion at December 31, 2005.

We are exposed to currency risk on the acquisition and exploration expenditures on our properties since we have to settle expenditures either in local currency or U.S. dollars. Our expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As at March 1, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	61,871,570	-	-
Stock options	4,230,500	8.00 - 35.34	0.3 - 4.8
Fully diluted	66,102,070	-	-

RISKS AND UNCERTAINTIES

The Pirquitas property is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas property is our only mineral property currently under development. The development of our Pirquitas property and the future development of any other properties found to be economically feasible and approved by the board will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power materials and supplies.

The costs, timing and complexities of mine construction and development for our Pirquitas property and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot assure you that our activities will result in profitable mining operations at the Pirquitas property or any of our other mineral properties.

    We have no revenue from operations and no ongoing mining operations of any kind.

We are a mineral exploration and development company and have no revenue from operations and no ongoing mining operations of any kind. Our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our properties, other than the Pirquitas property. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economic is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources (cash and cash equivalents of $229,616,000, silver bullion of $15,787,000 and marketable securities of $5,817,000 as of December 31, 2006), do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. We intend to fund our immediate plan of operations and the development of our Pirquitas property from our working capital. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas property and generate operating revenue or obtain additional external financing.

The sources of external financing that we may use for these purposes include public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, or may decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, properties.

We have a history of losses and expect to incur losses for the foreseeable future.

We recorded a profit of $16,382,000 for the year ended December 31, 2006, but have incurred losses during each of the following periods:

•	$5,870,000 for the year ended December 31, 2005; and

•	$1,518,000 for the year ended December 31, 2004.

We expect to continue to incur losses unless and until such time as the Pirquitas property enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Pirquitas property and any other mineral property will require the commitment of substantial financial resources.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot assure you that we will ever achieve profitability.

    There are differences in U.S. and Canadian practices for reporting mineral resources.

Our resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report ‘‘resources’’ as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin and zinc may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently dangerous and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•  unusual or unexpected geological formations;

•  metallurgical and other processing problems;

•  metal losses;

•  environmental hazards;

•  power outages;

•  labor disruptions;

•  industrial accidents;

•  periodic interruptions due to inclement or hazardous weather conditions;

•  flooding, explosions, fire, rockbursts, cave-ins and landslides; and

•  the inability to obtain suitable or adequate machinery, equipment or labor.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•  global or regional consumption patterns;

•  the supply of, and demand for, these metals;

•  speculative activities;

•  the availability and costs of metal substitutes;

•  expectations for inflation; and

•  political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas property and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas property is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•  environmental protection;

•  the management and use of toxic substances and explosives;

•  the management of natural resources;

•  the exploration of mineral properties;

•  exports;

•  price controls;

•  taxation and mining royalties;

•  labor standards and occupational health and safety, including mine safety; and

•  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities.

We cannot assure you that all permits that we require for our operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•  control dispersion of potentially deleterious effluents; and

•  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

    Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•  political instability and violence;

•  war and civil disturbance;

•  labor unrest;

•  expropriation or nationalization;

•  changing fiscal regimes and uncertain regulatory environments;

•  fluctuations in currency exchange rates;

•  high rates of inflation;

•  changes to royalty and tax regimes;

•  underdeveloped industrial and economic infrastructure; and

•  the unenforceability of contractual rights and judgments.

There can be no assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•  establish ore reserves through drilling and metallurgical and other testing techniques;

•  determine metal content and metallurgical recovery processes to extract metal from the ore; and

•  construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our revenue, if any, will be in U.S. dollars while certain of our costs are incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of our Pirquitas property, our costs denominated in the currency of Argentina have increased significantly over past levels and we have significantly greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

    We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. In particular, we face competition for qualified personnel and equipment for our Pirquitas property, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of the development of the Pirquitas property to hire and train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our President, Robert Quartermain, who serves as a director and officer of Radiant Resources Inc. and as a director of Canplats Resources Corporation, Vista Gold Corporation, and Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). In addition, our Senior Vice President, Joseph J. Ovsenek, is a director of Esperanza Silver Corporation (with which we have an agreement for the exploration of silver projects in Peru). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business, which could have a material adverse effect on our business and financial condition.

We are dependent on the services of key executives, including Mr. Quartermain, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas property and our other activities may have a material adverse effect on our business and financial condition.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the law of, and headquartered in, British Columbia, Canada, and none of our directors and officers are citizens or residents of the United States, other than our Vice President, Project Development. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in United States courts based upon the civil liability provisions of United States federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such United States securities laws.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a PFIC), which may result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in our 2006 taxable year, and we may be a PFIC in subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common stock, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.